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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
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                                                            SEC FILE NUMBER
                                                                0-24800
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                                                              CUSIP NUMBER
                                                                88033B101
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                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

     [ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For Period Ended: December 31, 1995
[ ] Transition Report on Form 10-K
[ ] Transition Report on Form 20-F
[ ] Transition Report on Form 11-K
[ ] Transition Report on Form 10-Q
[ ] Transition Report on Form N-SAR

For the Transition Period Ended:

     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: Not applicable
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PART I--REGISTRANT INFORMATION
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    Full name of Registrant:  THE TENERE GROUP, INC.
    Former Name if Applicable:  Not applicable.

    1903 E. Battlefield
    Address of Principal Executive Office (Street and Number)

    Springfield, Missouri 63804
    City, State and Zip Code




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PART II--RULES 12b-25(b) AND (c)
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If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

The registrant hereby represents that:

     (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject quarterly report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

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PART III--NARRATIVE
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State below in reasonable detail the reasons why Form 10-Q or portion thereof could not be filed within the prescribed time period.

     On October 2, 1998, the Company executed an Agreement and Plan of Merger with respect to the acquisition by merger of the Company by Florida Physicians Insurance Company, Inc. Despite the Company's diligent efforts, completion of the Form 10-Q has been delayed due to unanticipated difficulties associated with performance of an actuarial review of the Company's loss reserves for consideration by the Company in connection with the financial and other information to be included in the Form 10-Q.
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PART IV--OTHER INFORMATION
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     (1) Name and telephone number of person to contact in regard to this notification

Joseph D. Williams                        (417)             889-1010
     (Name)                            (Area Code)     (Telephone Number)



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     (2) Have all other periodic reports required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no,
identify report(s).                                             [X] Yes [ ] No

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                [X] Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     The registrant anticipates that the statements of income included in its Quarterly Report on Form 10-Q for the quarter ended September 30, 1998 will report a net loss of approximately $885,766, as compared to net income of $380,254 reported for the quarter ended September 30, 1997. The registrant anticipates that net loss per common share for the third quarter of the current fiscal year will be $.44 per share, compared to net income of $.19 per share for the third quarter of the prior fiscal year. The net loss for the three months ended September 30, 1998 is attributable primarily to a decline in medical malpractice premiums written during the period due to fierce rate competition, and an increase in losses and loss adjustment expenses to $3.1 million for the three months ended September 30, 1998 compared to $315,400 in the comparable year period.



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                             THE TENERE GROUP, INC.
                  (Name of Registrant as specified in charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date: November 13, 1998                    By  /s/  Joseph D. Williams
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                                               Joseph D. Williams, CPA
                                               Vice President - Finance
                                               Chief Financial and
                                               Principal Accounting Officer



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